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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October 2000.

                                 PROTHERICS PLC
                 (Translation of Registrant's Name Into English)

                                BEECHFIELD HOUSE
                            LYME GREEN BUSINESS PARK
                         MACCLESFIELD CHESHIRE SK11 0JL
                                     ENGLAND
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   [X]                Form 40-F   [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes [ ]                        No  [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-_________________.

         Attached to the Registrant's Form 6-K for the month of October 2000 and incorporated by reference herein is the Registrant's announcement as reported to the Company Announcements Office of the London Stock Exchange on October 4, 2000.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         PROTHERICS PLC


Date:  October 6, 2000                   By:   /s/ Andrew J. Heath
                                               -------------------------------
                                               Andrew J. Heath, M.D., Ph.D.
                                               Chief Executive Officer


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[PROTHERICS LOGO]
-----------------

4 OCTOBER 2000

             CROFAB(TM) RATTLESNAKE ANTIVENOM RECEIVES FDA APPROVAL

                          DIVESTMENT OF CAMD TECHNOLOGY

Protherics PLC announced today that its rattlesnake antivenin (antivenom), CroFab(TM), formerly known as CroTAb, has been granted approval for marketing by the U.S. Food and Drug Administration (FDA). This successful outcome to the regulatory review process is the first major market approval for a Protherics product. CroFab(TM) will be distributed by US based Altana Inc.

CroFab(TM) is the first new product marketed for North American rattlesnake treatment for more than 50 years. With this approval Protherics can now capitalise on a market opportunity estimated to be worth in excess of $40 million per year.

Chief Executive, Andrew Heath commented:

"This, our first FDA approval, is a major achievement which transforms the basis of our business. With our second product approval (for the treatment of digoxin overdose) anticipated in the summer of 2001, we are now beginning to see a promising return on our investment in immunotechnology."

CroFab(TM) consists of specific antibody fragments that bind to toxic substances in the venom of most rattlesnakes. Early administration of CroFab(TM) following a bite has been shown to rapidly control harmful effects.

The FDA has at the same time approved the Establishment License Application for the manufacturing of CroFab(TM) at Protherics' state of the art manufacturing facility in Blaenwaun, Wales. This facility currently produces ViperaTAb(R), a European viper antivenin, and will be used to manufacture other Protherics products as regulatory approvals are achieved.


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In order to focus on its immunotherapeutics business, including CroFAb and the clinical development of the Angiotensin Vaccine for the treatment of high blood pressure, Protherics intends to divest the computer aided molecular design
(CAMD) technology business.

CAMD is a leading edge drug discovery technology which is now generating significant interest. A major collaborative deal with Eli Lilly & Co. to develop anti-thrombotic drugs was followed by the successful demonstration of the DockCrunch virtual screening capability, which resulted in new drug leads being identified. A new business providing virtual screening and compound library design services to the pharmaceutical, agrochemical and biotechnology sectors has been established.

Andrew Heath commented:

"Our CAMD business has also made strong progress this past year. Therefore, the time is now right for us to separate these two parts of our business, to provide an optimal environment for each to grow."

FOR FURTHER INFORMATION CONTACT:

     Andrew Heath                   Telephone:   07768 256595
        Protherics PLC                                 001 212 661 2070
                                                       (12.00 to 1.00 p.m)

     Barry Riley                    Telephone:   01625 500555
     Protherics PLC


WILLIAM CLUTTERBUCK                 TELEPHONE:   020 7379 5151
     Simone Cheetham
THE MAITLAND CONSULTANCY


PROTHERICS PLC

Protherics PLC was formed on 15 September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics, an international biopharmaceutical company, has two platform technologies, the development and production of immunotherapeutics and computer-aided molecular design.

The Company's ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange.

Further information on the Company and its DockCrunch project is available at: http://www.protherics.com.



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This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called `forward looking statements.' These statements can be identified by introductory words such as `expects,' `plans,' `will,' `estimates,' `forecasts,' `projects,' or words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are used in discussing the Company's growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company's forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company's filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.